SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. -------)

              	     Vulcan Materials Corp.
------------------------------------------------------------------------
                         (Name of Issuer)

                               Common
------------------------------------------------------------------------
                     (Title of Class of Securities)

                             929160109
------------------------------------------------------------------------
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)
Item 1(a) 	NAME OF ISSUER
	Vulcan Materials Corp.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	1200 Urban Center Drive
	Birmingham, AL 35242
Item 2(a)	NAME OF PERSON FILING
	DAVIS SELECTED ADVISERS L.P. for
Abar Foundation
American Electric
Atlanta Gas & Light
Atmos Energy
Avon Old Farms
AXP Partners
Bowne & Co.
Catholic Mutual
Champa Trust
Del Labs PenPl
Del Labs-Lacrss
DetroitLaborers
DNE Corp
Davis New York Venture
Davis VaraValue
Electrical Workers Annuity
Electrical Workers Pension
Emma Willard
Fishkind LLC
Genesis Depreciation
Genesis Foundation
Genesis Pension
Galveston
Georgia Corp
Gonzaga Univ
GrangeFT
Hathaway
Hirsch
Hoff Family Tr.
Lewis & Roca
MassMutual Prt
MassMutual Var
Mattin A
Mattin B
Medcen
MennenFT
Methodist Home
MetLife SIP
Milder CP
Minn Retail
Manulife Value
Mt. Sinai
Mutual Protect
NASD
NASDRegulation
NedsIsland
NM Mutual
Noramco Davis
NYC Superior
Plumbers & Pipefitters
SunAmerica Davis Venture Value
Prudential SP
Quadsan
Rappaport
RL Polk
Selected American Shares
Scudder - SVS
Sicav Davis Value Fund
SS Barney Large Cap V
Stobie Creek
Sun America Style Select
Sun America Style LCV
Suburban Propane
SunLifeValue
Tallahassee
Temple
Union Dale
Via
Volvo
Wallace Retire
Wellstar
New England Zenith

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Selected Advisers, L.P.
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common Stock
Item 2(e)	CUSIP NUMBER
	929160109
Item 3	1FIELD PURSUANT TO RULE 13d-1(b)
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned	 6,587,690 shares
Abar Foundation			1,100
American Electric		35,000
Atlanta Gas & Light		5,700
Atmos Energy			4,200
Avon Old Farms			900
AXP Partners			31,100
Bowne & Co.			2,400
Catholic Mutual			1,100
Champa Trust			2,000
Del Labs PenPl			640
Del Labs-Lacrss			55
DetroitLaborers			13,600
DNE Corp			700
Davis New York Venture		4,419,920
Davis VaraValue			46,200
Electrical Workers Annuity	8,400
Electrical Workers Pension	14,000
Emma Willard			1,500
Fishkind LLC			1,400
Genesis Depreciation		2,100
Genesis Foundation		800
Genesis Pension			1,000
Galveston			1,500
Georgia Corp			12,500
Gonzaga Univ			2,600
GrangeFT			3,200
Hathaway			2,200
Hirsch				1,100
Hoff Family Tr.			1,500
Lewis & Roca			900
MassMutual Prt			87,100
MassMutual Var			6,200
Mattin A			1,100
Mattin B			1,100
Medcen				1,300
MennenFT			7,775
Methodist Home			8,000
MetLife SIP			8,300
Milder CP			2,400
Minn Retail			10,300
Manulife Value			18,400
Mt. Sinai			5,700
Mutual Protect			900
NASD				4,800
NASDRegulation			6,100
NedsIsland			3,900
NM Mutual			2,000
Noramco Davis			1,300
NYC Superior			3,900
Plumbers & Pipefitters		1,300
SunAmerica Davis Venture Value	505,500
Prudential SP			16,800
Quadsan				2,600
Rappaport			1,100
RL Polk				1,400
Selected American Shares	924,100
Scudder - SVS			22,300
Sicav Davis Value Fund		65,000
SS Barney Large Cap V		10,700
Stobie Creek			3,600
Sun America Style Select	11,500
Sun America Style LCV		8,600
Suburban Propane		3,000
SunLifeValue			5,200
Tallahassee			7,700
Temple				600
Union Dale			1,500
Via				1,900
Volvo				2,100
Wallace Retire			7,200
Wellstar			2,200
New England Zenith		181,900
	(b)  Percent of class   6.50%
Abar Foundation			0.00%
American Electric		0.03%
Atlanta Gas & Light		0.01%
Atmos Energy			0.00%
Avon Old Farms			0.00%
AXP Partners			0.03%
Bowne & Co.			0.00%
Catholic Mutual			0.00%
Champa Trust			0.00%
Del Labs PenPl			0.00%
Del Labs-Lacrss			0.00%
DetroitLaborers			0.01%
DNE Corp			0.00%
Davis New York Venture		4.36%
Davis VaraValue			0.05%
Electrical Workers Annuity	0.01%
Electrical Workers Pension	0.01%
Emma Willard			0.00%
Fishkind LLC			0.00%
Genesis Depreciation		0.00%
Genesis Foundation		0.00%
Genesis Pension			0.00%
Galveston			0.00%
Georgia Corp			0.01%
Gonzaga Univ			0.00%
GrangeFT			0.00%
Hathaway			0.00%
Hirsch				0.00%
Hoff Family Tr.			0.00%
Lewis & Roca			0.00%
MassMutual Prt			0.09%
MassMutual Var			0.01%
Mattin A			0.00%
Mattin B			0.00%
Medcen				0.00%
MennenFT			0.01%
Methodist Home			0.01%
MetLife SIP			0.01%
Milder CP			0.00%
Minn Retail			0.01%
Manulife Value			0.02%
Mt. Sinai			0.01%
Mutual Protect			0.00%
NASD				0.00%
NASDRegulation			0.01%
NedsIsland			0.00%
NM Mutual			0.00%
Noramco Davis			0.00%
NYC Superior			0.00%
Plumbers & Pipefitters		0.00%
SunAmerica Davis Venture Value	0.50%
Prudential SP			0.02%
Quadsan				0.00%
Rappaport			0.00%
RL Polk				0.00%
Selected American Shares	0.91%
Scudder - SVS			0.02%
Sicav Davis Value Fund		0.06%
SS Barney Large Cap V		0.01%
Stobie Creek			0.00%
Sun America Style Select	0.01%
Sun America Style LCV		0.01%
Suburban Propane		0.00%
SunLifeValue			0.01%
Tallahassee			0.01%
Temple				0.00%
Union Dale			0.00%
Via				0.00%
Volvo				0.00%
Wallace Retire			0.01%
Wellstar			0.00%
New England Zenith		0.18%
	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers, L. P.   6,587,690

	(ii)  shared power to vote to direct the vote

		N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L. P.	 6,587,690
	(iv) shared power to dispose or to direct the disposition of N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 14, 2002